                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No.31)

                              Quanta Services, Inc.
                              ---------------------
                                (Name of Issuer)

                        Common Stock, $0.00001 par value
                        --------------------------------
                         (Title of Class of Securities)

                                    74762E102
                                    ---------
                                 (CUSIP Number)

 Leslie J. Parrette, Jr., Senior Vice President, General Counsel and Corporate Secretary
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                 Aquila, Inc. (formerly, UtiliCorp United Inc.)
                 ----------------------------------------------
        20 West Ninth Street, Kansas City, Missouri 64105 (816) 421-6600
        ----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                  ---------------------------------------------
                Authorized to Receive Notices and Communications)
                -------------------------------------------------

                                February 26, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following
box.  | |

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                               CUSIP No. 74762E102
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         1            NAMES OF REPORTING PERSONS
                      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                      Aquila, Inc. (formerly, UtiliCorp United Inc.)    #440541877
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         2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                        (a)
                        (b) X
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         3            SEC USE ONLY

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         4            SOURCE OF FUNDS (See Instructions)

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         5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                      TO ITEMS 2(d) or 2(e)

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         6            CITIZENSHIP OR PLACE OR ORGANIZATION

                      Delaware
--------------------- ------------ -------------------------------------------------------
  NUMBER OF SHARES         7       SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING                 None
    PERSON WITH
                      ------------ -------------------------------------------------------
                           8       SHARED VOTING POWER
                                   None
                      ------------ -------------------------------------------------------
                           9       SOLE DISPOSITIVE POWER
                                   None
                      ------------ -------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER
                                   None
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         11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      -0-
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         12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                     (See Instructions)

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         13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      0%*
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         14           TYPE OF REPORTING PERSON (See Instructions)
                      CO
--------------------- ---------------------------------------------------------------------

* This amendment reports a change in ownership that terminates Aquila, Inc.'s obligation to report its beneficial ownership interest in Quanta Services,
Inc.'s Common Stock on a Schedule 13D.

                               AMENDMENT NO. 31 TO
                            STATEMENT ON SCHEDULE 13D

INTRODUCTION

         All information herein with respect to Aquila, Inc. (formerly known as
UtiliCorp United Inc.), a Delaware corporation ("Reporting Person" or "Aquila"), and the common stock, par value $0.00001 per share (the "Common Stock"), of
Quanta Services, Inc., a Delaware corporation ("Issuer" or "Quanta"), is correct to the best knowledge and belief of Aquila. The Schedule 13D originally filed on
October 4, 1999 on behalf of Aquila and thirty amendments thereto filed on
October 8, 1999, October 14, 1999, October 20, 1999, October 26, 1999, November
9, 1999, January 13, 2000, April 27, 2000, May 25, 2000, June 20, 2000, July 17,
2000, May 23, 2001, October 1, 2001, October 4, 2001, October 11, 2001, October
19, 2001, October 30, 2001, November 13, 2001, November 28, 2001, February 8,
2002, February 25, 2002, March 7, 2002, March 12, 2002, March 21, 2002, March
26, 2002, May 22, 2002, July 31, 2002, August 27, 2002, October 17, 2002, and
December 4, 2002 respectively, on behalf of Aquila are incorporated by reference and amended as follows.

ITEM 4.  PURPOSES OF TRANSACTION; ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

            On December 17, 2002, Aquila converted 7,000 shares of Quanta's
Series A Convertible Preferred Stock into 35,000 shares of Common Stock, which
Aquila then sold through open market sales on December 17, 2002, and December
18, 2002, for aggregate sale proceeds of $113,336.04, net of commission and/or fees. The details of these sales are as follows:

             ------------ ------------- -------------
              Trade Date   Shares Sold  Average Price
             ------------ ------------- -------------
              12/17/2002     20,000         $3.36
             ------------ ------------- -------------
              12/18/2002     15,000         $3.20
             ------------ ------------- -------------

          On February 26, 2003, Aquila converted 2,260,581 shares of Quanta's
Series A Convertible Preferred Stock into 11,302,905 shares of Common Stock.
Pursuant to a Stock Purchase Agreement dated the same day, Aquila agreed to close by February 28, 2003 the sale of 11,596,579 shares of Common Stock of
Quanta to Sanders Morris Harris Inc., for the purchase price of $2.95 per share
(less a commission of $0.05 per share), for an aggregate purchase price of
$34,209,908.05 (less commission of $579,828.95). As a result of this sale,
Aquila does not currently have any ownership interest in Quanta and, therefore, no longer has the obligation to report its beneficial ownership interests in
Qunata's Common Stock on a Schedule 13D.

            In addition, Keith Stamm, Aquila's director appointee to Quanta's
Board of Directors, resigned from the Quanta Board of Directors effective
January 10, 2003.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.

         On February 26, 2003, Aquila signed the Stock Purchase Agreement with
Sanders Morris Harris Inc., a Texas corporation, regarding Aquila's sale of shares of Quanta's Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Stock Purchase Agreement between Aquila and Sanders Morris Harris Inc.
dated February 26, 2003.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:   February 28, 2003            Aquila, Inc.

                                      By: /s/ Keith Stamm
                                         ---------------------------------------
                                      Name:   Keith Stamm
                                      Title:  Chief Operating Officer

                            STOCK PURCHASE AGREEMENT

          THIS STOCK PURCHASE AGREEMENT ("Agreement") is dated the 26th day of
February, 2003, and entered into by and between Aquila, Inc., a Delaware corporation ("Seller"), and Sanders Morris Harris Inc., a Texas corporation
("Buyer").

         WHEREAS, Seller desires to sell 11,596,579 shares (the "Shares") of
Common Stock, par value $0.00001 per share ("Common Stock"), of Quanta Services,
Inc., a Delaware corporation (the "Corporation"), and Buyer is willing to purchase such Shares of Common Stock from Seller, for the consideration and on the terms and conditions set forth in this Agreement;

         NOW, THEREFORE, in consideration of the foregoing premises, the mutual agreements made herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, represent, warrant and agree as follows:

         1. Sale and Purchase of Stock.

                  1.1 Sale of Shares of Common Stock. At the Closing (as
hereinafter defined) to be held on the Closing Date (as hereinafter defined)
Seller shall sell, assign and transfer to Buyer and Buyer shall purchase from
Seller an aggregate of 11,596,579 Shares of Common Stock, for the purchase price of 2.95 per share (less a commission of $0.05 per share), for an aggregate purchase price of $34,209,908.05 (less commissions of $579,828.95).

                  1.2 Purchase Price; Transfer of Shares.

                  (a) At the Closing, Buyer will pay to the Seller the aggregate purchase price indicated above by wire transfer of funds to the Seller's account designated in writing by Seller to Buyer.

                  (b) At the Closing, Seller shall deliver to Buyer, by
electronic wire transfer to Buyer's account designated in writing by Buyer to
Seller, the Shares of Common Stock sold pursuant to this Agreement as indicated
above, together with fully executed stock powers effecting the transfer of the
Shares to the Buyer.

         2. Closing Date. The closing of the purchase and sale of the Common
Stock provided for in this Agreement (the "Closing") shall take place on the date that Seller delivers the Shares to Buyer as provided in this Agreement;
provided, however, that such delivery shall take place no later than February
28, 2003, or on such other date or at such other time or place as the parties may mutually agree (such date is herein called the "Closing Date").

         3. Seller's Representations and Warranties. Seller represents and warrants to Buyer that:

                  (a) Seller is the sole record and beneficial owner of the
Shares of Common Stock to be sold to Buyer as set forth in Section 1.1 of this
Agreement. Seller acquired the Shares prior to January 1, 2001. Seller is not a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with the Corporation.
Since the date that Seller acquired the Shares, it has not held a short position in, or any put or other option to dispose of, any shares of Common Stock of the
Corporation. Upon the delivery of and payment for such Shares as herein contemplated, Buyer will receive good, valid and marketable title to the Shares purchased by Buyer from Seller, free and clear of all liens, encumbrances, claims, charges, security interests, other restrictions on transfer, voting trusts or other voting agreements, or stockholders agreements.

                  (b) Seller has full legal right, power, authority and capacity to sell the Shares to Buyer and to execute, deliver and perform this Agreement and the transactions contemplated hereby. This Agreement constitutes the legal, valid and binding obligations of the Seller, enforceable against Seller in accordance with its terms, except to the extent that the enforcement hereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship, readjustment of debts, fraudulent conveyance or other similar laws now or hereafter in effect affecting the enforcement of creditors' rights generally, and (ii) general principles of equity regardless of whether enforceability is considered in a proceeding in equity or at law.

         4. Buyer's Representations and Warranties. Buyer represents and warrants to Seller that:

                  (a) Buyer has the full legal right, power, authority and
capacity to execute, deliver and perform this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by
Buyer and constitutes a legal, valid and binding obligation of Buyer and is enforceable against Buyer in accordance with its terms, except to the extent that the enforcement hereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship, readjustment of debts, fraudulent conveyance or other similar laws now or hereafter in effect affecting the enforcement of creditors' rights generally, and (ii) general principles of equity regardless of whether enforceability is considered in a proceeding in equity or at law.

                  (b) Buyer is acquiring the Shares in a private transaction directly from the Seller for its own account. Buyer shall not resell the Shares except in a transaction that satisfies the requirements of Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), including without limitation, Rule 144(k), or is otherwise exempt from the registration requirements of the Securities Act. The Buyer is not a person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, the Corporation.

                  (c) Buyer qualifies as an "accredited investor," as such term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933.

                  (d) Buyer has reasonable access to, and has had sufficient opportunity to carefully review and analyze, all material information about the
Corporation's business, financial condition, operations and value that Buyer believes to be relevant to its purchase of the Shares. Buyer is sophisticated and experienced in evaluating the merits and risks involving an investment in the Corporation's securities and the particulars of the purchase of the Shares.
Buyer has the ability to bear the economic risks of its purchase of the Shares and has been able to obtain all information required in making an informed decision regarding its investment.

         5. Conditions Precedent to Buyer's Obligations. Each and every obligation of Buyer to be performed on the Closing Date shall be subject to the representations and warranties of Seller contained in this Agreement being true and correct on and as of the time of the Closing with the same effect as though such representations and warranties had been made or given on and as of the time of the Closing.

         6. Conditions Precedent to Seller's Obligations. Each and every obligation of Seller to be performed on the Closing Date shall be subject to the representations and warranties of Buyer contained in this Agreement being true and correct on and as of the time of the Closing with the same effect as though such representations and warranties had been made or given on and as of the time of the Closing.

         7. Miscellaneous. This Agreement shall not be assigned by any party without the prior written consent of each of the other parties. This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Agreement and their successors and assigns. This

Agreement may not be amended except by a written agreement executed by the party to be charged with the amendment. This Agreement embodies the entire agreement between the parties hereto with respect to the transactions contemplated herein and supersedes all prior agreements between the parties with respect to its subject matter. This Agreement shall be governed by the law of the State of
Missouri, without regard to conflict of law principles thereunder. This
Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute but one and the same instrument. This Agreement may be executed by facsimile signature.

         8. Reliance by Counsel. Buyer acknowledges that legal counsel to Seller may be required to provide an opinion of counsel to the effect that the Shares may be transferred to Buyer in reliance upon an exemption from the registration requirements of Section 5 of the Securities Act. Buyer hereby consents to such counsel's reliance upon the Buyer's representations and warranties contained herein in connection with the preparation of such opinion.

         9. Further Assurances. Seller and Buyer agree to execute and deliver from time to time at the reasonable request of the other party and without further consideration such additional instruments of conveyance and transfer, and to take such other actions as such party may reasonably require, more effectively to convey, assign, transfer and deliver the Shares to Buyer and to carry out the other transactions contemplated herein.

                         [Signatures on Following Page]

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

                                     SELLER:

                                     AQUILA, INC.

                                     By: /s/ Keith Stamm
                                        ----------------------------------------
                                     Name:  Keith Stamm
                                     Title:  Chief Operating Officer

                                     20 West Ninth Street
                                     Kansas City, Missouri 64105-1711
                                     816-421-6600

                                     BUYER:

                                     SANDERS MORRIS HARRIS INC.

                                     By:  /s/ George Ball
                                        ----------------------------------------
                                     Name:  George Ball
                                     Title:  Chairman

                                     600 Travis, Suite 3100
                                     Houston, Texas 77002
                                     Attention: George L. Ball
                                     713-224-3100